August 26, 2014

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-22513

Dear Ms. Ransom:

On behalf of Amazon.com, Inc., this responds to your letter of July 29, 2014, regarding our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”). Each of your comments is set forth below, followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Business, page 3

1.
Please disclose the estimated amount you spent during the last three fiscal years on research and development activities. Please show us your proposed revised disclosure. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Response

Our technology expenses consist primarily of compensation costs (including stock based compensation) for employees on our engineering and technical teams who are responsible for designing and operationalizing new products, services and processes and for maintaining, operating, and scaling the technology necessary to support the growth of our existing products, services and processes. These costs also include depreciation on technology-related infrastructure. Content expenses consist primarily of compensation costs associated with the expansion and maintenance of the products and services that are offered on our websites.
In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, we will revise our disclosure in our Item 1, Part I — Business — General section to more clearly describe that our research and development expenses are included in our technology and content line item as set forth below.

August 26, 2014

Item 1, Part I — Business — General. We manage our business primarily on a geographic basis. Accordingly, we have organized our operations into two segments: North America and International. While each reportable operating segment provides similar products and services, a majority of our technology costs are incurred in the U.S. and allocated to our North America segment. Additional information on our operating segments and product information is contained in Item 8 of Part II, “Financial Statements and Supplementary Data — Note 12 — Segment Information.” See Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Supplemental Information” for supplemental information about our net sales. Our company-sponsored research and development expense is set forth within technology and content in Item 8 of Part II, “Financial Statements and Supplementary Data — Consolidated Statements of Operations.”

Additionally, we will also modify our discussion of technology and content expenses as discussed in Item 7, Part II, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Technology and Content to enhance our description of the activities contained within our technology and our content related costs as set forth below.

Technology and Content

We seek to efficiently invest in several areas of technology and content such as technology infrastructure, including AWS, expansion of new and existing product categories and offerings, and initiatives to expand our ecosystem of digital products and services, as well as in technology infrastructure so we may continue to maintain and enhance the customer experience and improve our process efficiency through rapid technology developments while operating at an ever increasing scale. We expect spending in technology and content to increase over time as we continue to add employees and technology infrastructure.

Technology costs consist principally of research and development activities including payroll and related expenses for employees involved in application, production, maintenance, operation and platform development for new and existing products, initiatives to expand our ecosystem of digital products and services, as well as AWS and technology infrastructure expenses.

Content costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying, and merchandising selection.

The increase in technology and content costs in absolute dollars in 2013, 2012, and 2011, compared to the comparable prior year periods, is primarily due to increases in payroll and related expenses, including those associated with our initiatives to expand our ecosystem of digital products and services, and increased spending on technology infrastructure, including AWS. We expect these trends to continue over time as we invest in these areas by increasing payroll and related expenses and adding technology infrastructure.

Enterprises, page 3

2.
We note your disclosure that you “provide technology infrastructure services that enable any type of business” through Amazon Web Services and that you “manufacture and sell electronic devices.” Please expand your disclosure to more specifically describe the products and services that you provide through Amazon Web Services and the electronic devices that you manufacture and sell. Please show us your proposed revised disclosure.

August 26, 2014

Response

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, we will enhance our disclosure in Business - Consumers, to more specifically describe the main electronic devices we manufacture and sell, to read as follows: “We also manufacture and sell electronic devices, including Kindle e-readers, Fire tablets, Fire TV, and Fire phone.” In addition, we will enhance our disclosure in Business - Enterprises to read as follows: “We serve developers and enterprises of all sizes through Amazon Web Services (“AWS”), which offers a broad set of global compute, storage, database, analytics, applications, and deployment services that enable virtually any type of business.”
Management’s Discussion and Analysis . . . , page 17
Overview, page 17
We expect spending in technology and content will increase over time, page 18

3.
We note your disclosure here that you expect “to invest in several areas of technology and content such as web services, expansion of new and existing product categories and offerings, and initiatives to expand [your] ecosystem of digital products and services.” In future filings, please expand on your disclosure to provide investors with a detailed quantitative and qualitative analysis of these specific areas of expansion, the amounts you are spending or expect to spend in capital expenditures and/or working capital to invest in such areas of technology, and how expansion in each such area will affect your liquidity, capital resources, and revenues. Please show us your proposed revised disclosure. Please refer to Item 303(a) of Regulation S-K.

Response

We address the requirements of Item 303(a) of Regulation S-K in our Management’s Discussion and Analysis relating to our ongoing technology and content investments in our Liquidity and Capital Resources section on pages 21 and 22 and our Results of Operations section on pages 26 and 27 of our 2013 10-K.

In the Liquidity and Capital Resources section, we provided a narrative discussion and analysis of spending on infrastructure in the investing activities paragraph on page 21 and in the financing activity paragraph on pages 21 and 22. This includes disclosing the amount spent for capital expenditures, identifying the primary purposes of such expenditures and calling out material, out-of-the-ordinary factors such as our December 2012 purchase of real estate in Seattle, Washington. We have also disclosed that we expect these spending trends to continue.

In the Results of Operations section on page 26, we include a table showing three years of technology and content expense amounts, including as a percentage of sales, and year-over-year growth rates, and a narrative analysis of technology and content expense.

Our disclosure includes the material drivers, listed in order of significance, contributing to the changes between 2013, 2012, and 2011, compared to the comparable prior year periods. These initiatives encompass a large number of investment and capital spending projects that, because of the cross-functionality of our systems and operations and the continuing expansion of our operations into new regions, often support a variety of product and service offerings. Except where we have called out material, out-of-the-ordinary factors, the disclosed factors are relatively consistent from period to period and thus specific quantitative disclosure is not required. For example, our technology and content investments are primarily employee payroll and related expenses and infrastructure costs. Payroll and related expenses, including stock-based compensation expense, represented between 48 and 50% of total technology and content costs in 2011 - 2013, and infrastructure costs, consisting primarily depreciation expense, represented between 42 and 44% in 2011 - 2013.

August 26, 2014

In our future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, we will enhance our disclosure in the Liquidity and Capital Resources section of the impact of our expansion as follows:
We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, obtain capital and operating lease financing arrangements, repurchase common stock, pay dividends, or repurchase, refinance, or otherwise restructure our debt for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would likely be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, capital infrastructure and technologies, which might affect our liquidity requirements or cause us to secure additional financing, or issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Results of Operations, page 22
Net Sales, page 22

4.
In your analysis of net sales on page 22, you often attribute your ability to increase unit sales to several different factors that led to reduced prices for your customers. For example, you disclose that your North American sales growth of 28%, 30%, and 43% in 2013, 2012, and 2011 was driven by increased unit sales in each year, and you attribute your ability to increase unit sales on several programs to reduce prices for your customers, including from your shipping offers, by sales in faster growing categories such as electronics and other general merchandise, by increased stock inventory availability, and by increased selection of product offerings. When you list multiple factors that contribute to changes in your net sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide investors with better insight into the underlying reasons behind the changes in your results. Please show us your proposed revised disclosure. For additional information, please refer to Item 303(a)(3) of Regulation S-K.

Response

On page 23 of Management’s Discussion and Analysis, we disclose that net sales grew primarily as a result of a single factor: increased unit sales, including sales by marketplace sellers. While our experience over time has demonstrated that focusing on reducing prices for our customers, including from shipping offers, increasing sales in faster growing categories, increased in-stock inventory availability, and increasing selection of product offerings drives increased sales, predominantly through increased unit sales, we are unable to isolate and quantify the discrete impact of these factors on unit sales, both because the factors may affect individual customer’s purchasing decisions in different ways and due to the volume of products sold across our websites. However, we will continue to disclose the impact of material, nonrecurring drivers which, in management’s view, affect trends or are necessary to understand the results of our operations. For example, in our Form 10-Q for the quarterly period ended March 31, 2011, we quantified the estimated impact of the Japan earthquake and related events.

August 26, 2014

5.
Please include a detailed qualitative and quantitative discussion of the revenue that is associated with specific products and services within the general categories identified on page 25 (Media, Electronics and other merchandise, and Other) and the impact of such products on your net sales, including your Kindle products and services, your Amazon Prime content and related services, and the different products and services offered by AWS. Please refer to Item 303(a)(3) of Regulation S-K. Please include similar disclosure regarding the costs associated with such products and services under “ — Results of Operations — Operating Expenses.” Please show us your proposed revised disclosure.

Response

We believe our disclosures satisfy Item 303(a)(3). The Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960) indicates that “As the complexity of business structures and financial transactions increase, and as the activities undertaken by companies become more diverse, it is increasingly important for companies to focus their Management Discussion and Analysis on material information.” We focus on providing a wide selection of products and services to our customers across many categories. For example, we offer over 280 million unique products in the United States alone. Because of management’s focus on even further increasing this diversity, we have aggregated these into groups of similar products and services and disclosed their net sales in the notes to our financial statements and in a table in Management’s Discussion and Analysis (see 2013 10-K, “Notes to Consolidated Financial Statements — Note 12 — Segment Information” (pages 64-65), and “Management’s Discussion and Analysis — Results of Operations — Supplementary Information” (page 25)).

This wide and growing selection of products and services share a combined and integrated fulfillment, marketing, technology and content infrastructure. To provide an analysis of these costs, we have aggregated these expenses into similar types of expenses including fulfillment, marketing, technology and content, and general and administrative. We provide an analysis of these costs and of costs of sales within our operating expenses and cost of sales in our Management’s Discussion and Analysis (see 2013 10-K, “Management’s Discussion and Analysis — Results of Operations — Operating Expenses and Cost of Sales” sections (pages 27-29)).

In addition, Kindle e-readers, Fire tablets, Fire TV, Fire phone, and Amazon Prime span a wide variety of products and services. Our family of Kindle devices, along with our Fire TV and Fire phone and the suite of Amazon apps that operate on other manufacturers’ devices, serve as platforms to experience the free selection of video, book, and music content provided through our Amazon Prime service, as well as for paid entertainment content, and serve as a portal for purchasing any of the other physical and digital products offered on our many websites throughout the world. Our Amazon Prime customers also receive expedited shipping on many products they order. Additionally, Kindle products and services (including Kindle e-readers, Fire tablets, Fire TV, and Fire phone), Prime membership and related services, as well as services offered by AWS, were individually less than 10% of net sales in all periods presented.

We therefore believe that we have appropriately grouped similar products and services within our media, electronics and other general merchandise, and other categories, which currently consist of more than 50 product and service categories. In the event sales within any of our individual products or services categories begin to approach a significant level of net sales, we would consider this an indication to evaluate the benefit of additional disclosure regarding the revenue associated with such category.

August 26, 2014

Conclusion

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours,

/s/ Shelley Reynolds

Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

cc:	Michael Kennedy, Staff Attorney
Division of Corporation Finance

Lilyanna L. Peyser, Special Counsel
Division of Corporation Finance

Dietrich King, Legal Branch Chief
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.

Kathleen Smith
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP